FFC CAPITAL ADVISORS, LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

TABLE OF CONTENTS

Kushner LaGraize, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

S. DAVID KUSHNER, CPA*
WILSON A. LaGRAIZE, JR., CPA/CFF†
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA, CVA
*A Professional Accounting Corporation
†Certified Forensic Accountant

MARY ANNE GARCIA, CPA
WILLIAM B. HAMILTON, CPA
KATHARINE M. LASSITER, CPA
RICHARD J. RUMNEY, CPA

Members
American Institute of CPA's
Society of Louisiana CPA's

Report of Independent Registered Public Accounting Firm

To the Board of Directors
FFC Capital Advisors, LLC and Subsidiary
New Orleans, Louisiana

We have audited the accompanying consolidated statement of financial condition of FFC Capital Advisors, LLC and Subsidiary (the Company) as of December 31, 2016, and the related consolidated statements of income (loss), changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement's presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FFC Capital Advisors, LLC and Subsidiary as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination for Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Company's consolidated financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the

consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 7 to the consolidated financial statements, the Company has accumulated an operating deficit since inception. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 7. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Metairie, Louisiana
February 27, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden	
hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 068118

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FFC CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

400 POYDRAS STREET, SUITE 2430
          (No. and Street)

NEW ORLEANS   LOUISIANA   70130
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RITA M. REED, CPA   504-299-2990
                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KUSHNER LAGRAIZE, LLC

       (Name – if individual, state last, first, middle name)

3330 W. ESPLANADE AVE SUITE 100	METAIRIE	LOUISIANA	70002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, RITA M. REED _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

FFC CAPITAL ADVISORS _____, as

of DECEMBER 31 _____, 20 16 ___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

N/A



_____
Signature

PRESIDENT
_____
Title

 Heather E. Reznik #29175

Notary Public Commission is for life

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FFC CAPITAL ADVISORS, LLC AND SUBSIDIARY
NEW ORLEANS, LOUISIANA

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash and cash equivalents	$	115,860
Restricted cash		25,000
Other assets		3,405
Furniture and equipment, net		85,755
Total Assets	$	230,020

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payables and accrued expenses	$	5,814
Payable to broker-dealers and clearing organizations		43,838
Deferred rent		20,609
Due to affiliate		5,983
Other liabilities		3,388
Total Liabilities		79,632

MEMBERS' EQUITY

Preferred Unit shares issued, 6 shares	1,650,000
Common Unit shares issued, 100,000 shares	1,660,123
Accumulated deficit	(3,159,735)
Total Members' Equity	150,388
Total Liabilities and Members' Equity	$ 230,020

The accompanying notes are an integral part of these consolidated financial statements.

FFC CAPITAL ADVISORS, LLC AND SUBSIDIARY
NEW ORLEANS, LOUISIANA

CONSOLIDATED STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2016

Revenues:	
Commissions and other	181,297
Principal transactions	211,021
Expenses:	
Salaries and employee benefits	249,358
Management fees	125,000
Depreciation and amortization	41,775
Marketing and business development	11,757
Occupancy	67,744
Other general and administrative expenses	70,859
Communication and data processing	59,889
Outside services	72,107
Licenses and fees	10,068
Floor brokerage and clearance fees	103,378
Interest and dividends	18,339
Total expenses	830,274
Net loss	(437,956)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2016

	Preferred Unit Shares Issued	Common Unit Shares Issued	Accumulated Equity (Deficit)	Total
Balance, January 1, 2016	$1,500,000	$1,660,123	$ (2,721,779)	$ 438,344
Additional unit shares issued	150,000	-	-	150,000
Net loss	-	-	(437,956)	(437,956)
Balance, December 31, 2016	$1,650,000	$1,660,123	$ (3,159,735)	$ 150,388

.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2016

Liabilities subordinated to claims of general creditors at January 1, 2016	$ -
Increases	-
Decreases	-
Liabilities subordinated to claims of general creditors at December 31, 2016	$ -

The accompanying notes are an integral part of these consolidated financial statements.

FFC CAPITAL ADVISORS, LLC AND SUBSIDIARY
NEW ORLEANS, LOUISIANA

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (437,956)
Adjustments to reconcile net loss to net	
cash used in operating activities:	
Depreciation and amortization expense	41,775
Changes in operating assets and liabilities:	
Due from/to affiliates	24,807
Other assets	5,005
Accounts payables and accrued expenses	(1,689)
Payables to clearing organizations	1,742
Deferred rent	(6,721)
Other liabilities	3,225
Net cash used in operating activities	(369,812)
CASH FLOWS FROM INVESTING ACTIVITIES	
Restricted cash	75,000
Net cash provided by investing activities	75,000
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional unit shares issued	150,000
Net cash provided by financing activities	150,000
DECREASE IN CASH	(144,812)
Cash, beginning of year	260,672
Cash, end of year	$ 115,860

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of significant accounting policies

   Description of business

   FFC Capital Advisors, LLC (the Company) is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company provides brokerage products, equity trading and bond trading capabilities to individual and institutional clients throughout the Southeast and Gulf Coast Regions in the United States.

   The Company was organized under the laws of the State of Louisiana on June 22, 2007. The Company operated as a startup organization until it was approved by FINRA in December 2011 to offer the sale of general securities to individual and corporate customers. In April 2012, the Company executed an agreement with a third party clearing broker/dealer to carry customer accounts and to accept customer funds and securities. In March 2016, the Company adjusted its Membership Agreement with FINRA to remove certain lines of business, which then reduced the minimum net capital requirement from $100,000 to $5,000.

   Use of estimates

   The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and cash equivalents

   Cash and cash equivalents consist of cash and interest-bearing deposits. At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

   The Company considers financial instruments with an original maturity of 90 days or less to be cash equivalents.

   Restricted cash

   The Company has an interest bearing deposit with its clearing broker pursuant to its clearing agreement discussed above that is considered to be restricted and is not considered a cash equivalent.

1. Summary of significant accounting policies (continued)

Receivables from and payable to clearing organizations

The Company clears certain of its customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by a clearing deposit owned by the Company recorded as restricted cash. During 2016, the Company removed trading away capabilities, which reduced the clearing deposit from $100,000 to $25,000.

Furniture and equipment, net

Furniture and equipment is recorded at cost. Depreciation and amortization is recorded on a straight-line basis using estimated useful lives of 3-10 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Commissions income

Commissions consist of dealer commissions generated on securities transactions. Commissions, brokerage, and related clearing expenses are recorded on the trade date basis as securities transactions occur.

Principal transactions

Principal transactions revenues include gains, losses, and fees, net of expenses, arising from securities transactions.

Lease expense

The Company expenses rent on a straight-line basis over the lease term.

Bad debt expense

The Company uses the direct write off method to record bad debt for the period.

Income taxes

The Company is organized as a limited liability company and is taxed as a partnership. Accordingly, no provision has been made for federal and state income taxes. These taxes are the responsibility of the members, who include their share of the Company's income and deductions in their respective tax returns.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC relating to Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

1. Summary of significant accounting policies (continued)

   Concentration of credit risk

   The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

   Fair value

   Cash and restricted cash are considered short-term instruments. The carrying amounts are a reasonable estimate of fair value.

2. Property and equipment, net

   Classification of furniture and equipment, net are summarized as follows:

Furniture	$	66,479
Office equipment		66,225
Leasehold improvements		109,670
Computer software licenses		55,000
		297,374
Less: accumulated depreciation and amortization		(211,619)
	$	85,755

   Depreciation and amortization expense amounted to $41,775 during the year ended December 31, 2016.

3. Related party transactions

On July 25, 2010, a management agreement with a twenty three percent (23%) member of the Company became effective. The member provides Managers to oversee the operation of the Company. Therefore, the member is entitled to receive a fee for the services rendered. The amount of the fee shall be determined by the members but will be no less than the greater of $250,000 annually or ten percent (10%) of the eligible gross revenue of the Company. The Company shall reimburse any Manager for reasonable out-of-pocket expenses that were incurred by the Manager on behalf of the Company with respect to the operation of the Company. In June 2016, the Members of the Board of Directors voted to suspend the management agreement. Under this management agreement, the Company expensed the member $125,000 for the year ended December 31, 2016. The member also agreed to pay all health insurance, certain technology, and shared marketing and software expenses. A reasonable basis for allocation (square footage, percent of total revenue, and hours worked) is used to apportion shared expenses to the Company. In addition, the member agreed to be legally liable to vendors for the costs incurred and expenses paid on behalf the Company. Amounts due to affiliates relating to the reimbursement of costs associated with the expense sharing agreement totaled $5,983 at December 31, 2016. During 2016, the Company wrote off $12,128 due from affiliates as bad debt expense due to a change in the expense sharing agreement that changed the shared percentage of insurance costs from evenly split between the Company and its affiliate to 100% to the Company. This is recorded in other general administrative expenses on the Consolidated Statement of Income (Loss).

An owner of an equity share of the Company also acts in the capacity of a commissioned broker for the Company. This owner was paid approximately $167,770 of net commissions for the year ended December 31, 2016. A second owner of an equity share of the Company also acts in the capacity of a commissioned broker for the Company and was paid approximately $7,579 of net commissions and also receives a salary from the Company as its sales manager. The second owner also was paid a salary of approximately $27,000 in salary during the year ended December 31, 2016.

4. Leases

The Company conducts its operations from an office under a non-cancelable operating lease. The lease term is a seven year period ending on September 30, 2019. The Company entered into a second non-cancelable lease for an additional facility in Opelousas, Louisiana during 2013. The lease term on the Opelousas lease is a four year period ending on February 28, 2017. Lease expense of $57,008 was recorded for the year ended December 31, 2016 related to these lease agreements. Future minimum payments required under the operating leases are as follows:

2017	$ 55,083
2018	53,783
2019	40,337
	$ 149,203

5. Regulatory requirements

The Company, as a registered broker/dealer in securities, is subject to the uniform Net Capital Rule (Rule 15c3 - 1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital, as defined in the Rule, of $5,000, or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2016, the Company had net capital of $61,228, which was $55,917 in excess of its required net capital of $5,311. The Company had aggregate indebtedness of $79,632 at December 31, 2016. The Company's ratio of aggregate indebtedness to net capital ratio was 1.301 to 1 at December 31, 2016.

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k) (2) (ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirement of Rule 15c3-3.

6. Members' equity

The Company has issued 100,000 shares of common units and 6 shares of preferred units. The holders of common share units are entitled to cast one vote for all matters that are submitted to the vote of members of the Company. The holders of preferred shares of the Company do not vote on matters and may receive a distribution payment with a cumulative preferred annualized rate of return of seven percent.

Upon the occurrence of a buy-sell event, the Company shall have exclusive option to purchase the withdrawing member's ownership interest within thirty calendar days following delivery to the Company of the buy-sell notice. The Company must give notice of its election of the purchase option to the withdrawing member or the withdrawing member's representative within thirty calendar days of receipt of the buy-sell notice.

Upon the occurrence of a buy-sell event, and expiration of the Company's purchase option, or in the event the Company chooses to refuse its right to invoke its right of first refusal, each of the members, except the withdrawing member, shall have an option to purchase the withdrawing member's ownership interest. This right will be allocated among the members who elect to purchase in the proportion they mutually agreed upon, or, in the absence of agreement, in the ratio that each of the purchasing members' ownership interest bears the aggregate ownership interest of all purchasing members. The purchasing members must give notice of their election to exercise their purchase option to the withdrawing member and all other members within sixty calendar days following delivery of the buy-sell notice.

7. Going Concern

The Company has accumulated an operating deficit since   inception totaling $3,159,735. However, the Company has a consolidated members' equity balance of $150,388 as of December 31, 2016. This is due to the sale of additional preferred unit shares. Those factors create an uncertainty about the Company's ability to continue as a going concern. The Company is committed to exploring opportunities to strengthen cash flow and its financial condition. The Company will (1) revise the sales strategy to be more proactive in seeking out retail brokerage opportunities, (2) maintain current preferred unit placement documents to ensure the Company has the ability to conduct self-offerings through private placement to accredited investors and (3) continue to aggressively cut and manage costs.

Management acknowledges that uncertainty remains over the ability of the Company to meet its regulatory minimum net capital requirements and normal operating obligations. Management has a reasonable expectation that the Company will complete the sale of additional preferred units to fund the projected operating deficit while simultaneously cutting significant operating expenses related to non-core business operations.   However, there can be no assurances that management will be successful at raising additional capital or cutting sufficient operating expenses to achieve profitability. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

8. Contingencies

In the normal course of business activities, the Company is subject to regulatory examination or other inquiries. These matters could result in censures, fines or other sanctions. Management believes that outcome of any resulting actions will not be material to the Company's Statement of Financial Condition. However, the Company is unable to predict the outcome of these matters.

9. Consolidated Subsidiary

In 2016, FFC Capital Advisors became the sole member of Legacy Agency, LLC, a disregarded entity organized to facilitate the sales of fixed insurance products. The following is a summary of certain financial information of the Company's consolidated subsidiary:

	Legacy Agency, LLC
Total Liability	$ 1,445
Member Deficit	1,445

10. Subsequent events

Management has evaluated subsequent events through the date that the consolidated financial statements were available to be issued February 27, 2017. In February 2017, the Company received the balance committed of $50,000 from the December 2016 preferred unit offering where Francis Financial Group committed to purchasing two (2) units at $50,000 per unit. The remainder of the commitment, $50,000, was received on December 30, 2016. No subsequent events occurring after this date have been evaluated for inclusion in these consolidated financial statements.

SUPPLEMENTAL INFORMATION

FFC CAPITAL ADVISORS, LLC AND SUBSIDIARY
NEW ORLEANS, LOUISIANA

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
31-Dec-16

NET CAPITAL

Total members' equity	$	150,388
Less nonallowable assets:		
Furniture and equipment, net		(85,755)
Other assets		(3,405)
		(89,160)

NET CAPITAL	$	61,228

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,311

EXCESS NET CAPITAL	$	55,917

AGGREGATE INDEBTEDNESS	$	79,632

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.301 to 1

There is a $2 difference between the audited Computation of Net Capital above and the Company's corresponding Calculation of Net Capital in the Unaudited Part II Focus Report due to rounding.

FFC CAPITAL ADVISORS, LLC AND SUBSIDIARY
Schedule II
Computation for Determination of Reserve Requirements
Under SEC Rule 15c3-3
As of December 31, 2016

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See report of independent registered public accounting firm on supplemental information.

FFC CAPITAL ADVISORS, LLC AND SUBSIDIARY
Schedule III
Information Relating to Possession or Control Requirements
Under SEC Rule 15c3-3
As of December 31, 2016

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See report of independent registered public accounting firm on supplemental information.

Kushner LaGraize, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

S. DAVID KUSHNER, CPA†
WILSON A. LaGRAIZE, JR., CPA/CFF†
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA, CVA
*A Professional Accounting Corporation
†Certified Forensic Accountant

MARY ANNE GARCIA, CPA
WILLIAM B. HAMILTON, CPA
KATHARINE M. LASSITER, CPA
RICHARD J. RUMNEY, CPA

Members
American Institute of CPA's
Society of Louisiana CPA's

Report of Independent Registered Public Accounting Firm

To the Board of Directors
FFC Capital Advisors, LLC
New Orleans, Louisiana

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) FFC Capital Advisors, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions"), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kushner LaGraize, LLC

Metairie, Louisiana
February 27, 2017

SUITE 100 3330 WEST ESPLANADE AVENUE
METAIRIE, LOUISIANA 70002

CPA**MERICA**
INTERNATIONAL
Crowe Horwath International.

(504) 838-9991 • FAX (504) 833-7971
www.kl-cpa.com

Exemption Report

FFC Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)* (2) (ii), which states:

"Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer."

((2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) (2) (ii) throughout the most recent fiscal period without exception.

I, Rita M. Reed, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By: Rita M. Reed

Rita M. Reed

Title: President/CFO

February 27, 2017